DAIWA

台和商事控股有限公司
DAIWA ASSOCIATE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

Exemption No. 82-4402

29 November 2002

The U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 – 7
Washington D.C. 20549
USA

By registered air-mail

Dear Sirs,

Daiwa Associate Holdings Limited
Exemption No. 82-4402

On behalf of Daiwa Associate Holdings Limited, a company incorporated in Bermuda and listed in Hong Kong, we are furnishing herewith the document described below pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934:

The Company's Announcement regarding its consolidated financial results for the six months ended 30 September 2002 dated 29 November 2002 published (in the English language) in the *Standard*, and published (in the Chinese language) in the *Hong Kong Economic Times*, on 29 November 2002.

The Chinese version of the announcement substantially restates the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Yours truly,

dlw 12/18

Crystal LAM
Company Secretary

Enc.

11/F, BLOCK G, EAST SUN INDUSTRIAL CENTRE, 16 SHING YIP ST., KWUN TONG, KOWLOON, HONG KONG. TEL: (852) 2341 3351

HONGKONG ECONOMIC TIMES
29 November 2002

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED
台和商事控股有限公司

(於百慕達註冊成立之有限公司)

中期業績
截至二零零二年九月三十日止六個月

中期業績

本人謹代表台和商事控股有限公司向各股東提呈截至二零零二年九月三十日止六個月之中期業績及精簡帳目。本報告內集團之綜合業績、綜合現金流量表、綜合股本變動表及於二零零二年九月三十日之綜合資產負債表均為未經審核及精簡的，與及附註列出如下：

此未經審核中期報告已被審核委員會審閱。

業績及股息

於報告期內，本集團錄得除稅及少數股東權益後之綜合淨盈利為八百一十萬港元(二零零一年九月三十日：重列一千萬港元)，每股基本盈利為5.09港仙。

董事局建議向於二零零二年十二月二十四日(星期二)名列本公司股東名冊之股東派發中期股息每普通股1.5港仙。

暫停辦理股份過戶登記

本公司將於二零零二年十二月二十七日(星期五)至二零零三年一月三日(星期五)(包括首尾兩日)期間暫停辦理股份過戶登記手續。為符合獲派中期股息之資格，所有股份過戶文件連同有關股票及過戶表格，最遲須於二零零二年十二月二十四日(星期二)下午四時前送達雅柏勤證券登記有限公司(地址為香港干諾道中111號永安中心五樓)。

流動資金及財務資源

本集團繼續維持穩健之財務狀況，於二零零二年九月三十日，本集團之流動資產淨值達一億四千三百萬港元(二零零二年三月三十一日：一億三千四百萬港元)，而股東資金為二億七千二百萬港元(二零零二年三月三十一日：二億六千六百萬)。

於二零零二年九月三十日，現金及銀行結餘為六千萬港元(二零零二年三月三十一日：六千萬港元)，而銀行借貸總額為三千五百萬港元(二零零二年三月三十一日：二千萬港元)。現金及銀行結餘扣除銀行借貸後為二千五百萬港元。

於二零零二年九月三十日，本集團所獲可用之總銀行信貸額約一億五千六百萬港元，而仍未使用之信貸額為一億零三百萬港元。在同日融資租約承擔減至二十四萬港元。

按不包含少數股東權益及遞延稅項之借貸總額除以股東資金而計算之資本負債比率為0.13。

本集團借貸主要以港元及美元為單位，以配合集團經營之業務。本集團之資產由股東資金、應付營業賬項及銀行借貸組成。應付營業賬項及銀行借貸主要於一年內償還。借貸及現金主要以港元、美元或人民幣為單位。由於這些貨幣滙率較穩定，本集團在外幣負債、資產或投資方面較少使用貨幣對沖工具。本集團監控與以上貨幣組合有關之負債、現金及現金等額，以減低匯兑風險。集團之貸款均按浮動息率計算。

於二零零二年九月三十日，本集團並無抵押資產作銀行信貸。

業務回顧

面對全球經濟持續放緩，本集團之業績仍能維持及成績穩定，集團本年度之營業額為四億二千二百三十萬港元，比去年同期輕微增長百分之一點三。

雖然本集團之淨盈利比去年中期業績溫和減少百分之十九，惟本集團之業績與去年下半年比較已有顯著進步，營業額已逐漸恢復及改善。由於重大投資於新產品及發展新市場後回報期延長，對集團盈利仍產生短期之影響，但經過嚴謹地調整計劃預算後，影響正在減低。

製造業務

製造業務總營業額已增至二億零三百五十萬港元，比去年同期上升百分之十九(二零零一年九月三十日：一億七千萬港元)。

電子元器件製造業務繼續是本集團之主要業務及盈利貢獻，而電子消費產品之營業額則輕微下降。

用於開關二極管及穩壓二極管之玻璃二極管產量已增加至每月一億粒，透過二極管之垂直組合生產模式，本集團已開始製造相關之金屬引線，從而大幅節省二極管成本，確保集團有良好之競爭能力，此方面之銷售成績亦繼續令人滿意。集團已為生產玻璃二極管及金屬引線投資新設備，使下個財政年度二極管之產量可增至每月一億

編製本簡明中期賬目所採用之會計政策及計算方法與截至二零零二年三月三十一日止年度之年度賬目所採用者一致，惟本集團於採納由香港會計師公會頒佈之下列會計準則後，已更改若干會計政策，該等會計準則於二零零二年一月一日或以後開始之會計期間生效。

會計準則第1號 (經修訂) ： 「財務報表之呈報」
會計準則第11號 (經修訂) ： 「外幣換算」
會計準則第15號 (經修訂) ： 「現金流量表」
會計準則第25號 (經修訂) ： 「中期財務申報」
會計準則第34號 ： 「僱員福利」

因採納會計實務準則第1號(經修訂)、會計實務準則第15號(經修訂)及會計實務準則第25號(經修訂)後，呈報方面已作出若干變動。比較數字亦已相應重列或重新分類。

採納會計實務準則第11號(經修訂)對集團並無顯著影響。

採納會計實務準則第34號時需更改集團之會計政策，因此即為長期服務金之估計負債作出撥備，如解僱僱員或僱員退休，集團需支付長期服務金。在以往期間，本集團並無就僱員長期服務金作出撥備。現已對僱員長期服務金之準備作出追溯調整，因此，所呈列之比較數字經已重列，更改後之影響已列於附註7。

2. **收入及分部資料**

本集團主要從事設計、發展、生產及經銷電子元器件和電子消費產品。

本集團於本年度之營業額及經營盈利貢獻依主要業務及經營地區分析如下：

(a) **主要分部報告 — 業務分部資料：**

	電子元器件經銷 截至九月三十日止六個月		電子元器件及電子消費產品製造 截至九月三十日止六個月		抵銷項 截至九月三十日止六個月		集團 截至九月三十日止六個月	
	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年	二零零二年	二零零一年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
營業額								
對外銷售	248,641	246,403	173,704	170,439				
分部間銷售	3,447	2,577	29,867	–	(33,314)	(2,577)		
	252,088	248,980	203,571	170,439	(33,314)	(2,577)	422,345	416,842
分部業績	4,684	4,601	6,865	9,664	–	–	11,549	14,265
經營盈利							11,549	14,265
融資成本							(336)	(2,719)
應佔共同控制實體盈利減虧損							(1,979)	(311)
除稅前盈利							9,234	11,235
稅項							(1,246)	(1,613)
除稅後盈利							7,988	9,622
少數股東權益							124	405
股東應佔盈利							8,112	10,027

(b) **次要分部報告 — 地區分部資料**

	截至九月三十日止六個月 營業額	
	二零零二年	二零零一年
	千港元	千港元
香港及中國大陸	273,667	260,989
美洲	75,132	94,249
歐洲	30,292	21,768
其他亞洲國家	43,254	39,836
	422,345	416,842

由於上述以地區劃分之經營盈利貢獻大致上符合正常之盈利與營業額比率，故並無按地區分析經營之盈利貢獻。

3. **經營盈利**

經營盈利已扣除及計入如下：

	截至九月三十日止六個月	
	二零零二年	二零零一年
	千港元	千港元
扣除：		
自置固定資產折舊	4,859	4,694
商譽攤銷	152	500
計入：		
利息收入	265	1,627

五千萬粒。

電線製造業務正持續穩定增長，於本財政年度，本集團之新產品繼續獲得新增加之安全標準證書，將會提高出口方面之生產能力。

由於實行市場多元化，本集團電子消費產品業務受美國經濟氣候持續放緩之影響已減低，於去年開發之新型號手提CD音響、隨身聽CD機及時鐘收音機，反應再次活躍起來，新顧客之查詢亦增加。

經銷業務

電子元器件之需求量已增加，經銷方面之營業額為二億五千二百萬港元，比去年同期輕微上升(二零零一年九月三十日：二億四千九百萬港元)。

電子元器件之主要經銷業務維持穩定，集團已邀請新主要電子元器件供應商，以加強經銷方面之產品種類，而本集團剛與新經銷商ON Semiconductors 及 Liteon簽訂經銷協議。集團已在香港及中國聘用專責業務員，為新產品發掘潛在機會。

中國國內交付電子元器件予國際客戶之物流支援系統已漸趨成熟，而透過此渠道之銷售需求亦已增加。

業務前景

本集團強健之現金滾存及財政狀況，與製造業務及經銷業務之供應商維持良好信譽關係，令集團可得到供應商之第一手價格。集團於來年將維持低銀行借貸水平，從而將銀行費用及融資成本維持最低水平。

集團將再投資設備以增加玻璃二極管及製造二極管之金屬引線之生產量，從而令集團繼續維持較大的市場佔有率及減低成本。

電線製造業務方面收到海外良好之回應及查詢，集團預期這方面業務會有穩定增長。

電子元器件方面之新產品線，將為本集團之經銷方面帶來正面結果。

本集團已與國際客戶以EMS (Electronics Manufacturing Services)模式合作開發，研究用於有線及無線通訊系統及自動發動市場之寬頻訊號進程元器件。

員工

於二零零二年九月三十日，本集團共聘請了約三千二百名僱員，其中香港有一百二十名，其餘大多數為國內僱員。

業務員之薪酬包括工資及佣金，佣金是按銷售目標制度而釐定；非業務員之僱員可享有年終花紅，按照部門之盈利及個人表現而決定。本集團提供強積金及醫療福利給予所有香港僱員，其中有些員工有權選擇參與本集團之退休保障計劃。於此報告時期，沒有僱員被授予購股權。

精簡綜合損益表

二零零二年九月三十日止六個月

	附註	未經審核 截至九月三十日止六個月 二零零二年 千港元	二零零一年 千港元 (重列)
營業額	2	422,345	416,842
銷售成本		(370,273)	(363,530)
毛利		52,072	53,312
其他收益		1,790	3,464
銷售開支		(6,664)	(9,716)
行政開支		(35,649)	(32,795)
經營盈利	3	11,549	14,265
融資成本		(336)	(2,719)
應佔共同控制實體虧損		(1,979)	(311)
除税前盈利		9,234	11,235
税項	4	(1,246)	(1,613)
除税後盈利		7,988	9,622
少數股東權益		124	405
股東應佔盈利		8,112	10,027
中期股息	5	2,382	3,182
每股盈利			
一基本	6	5.09港仙	6.30港仙
一攤薄	6	5.09港仙	6.28港仙

附註：

1. **編製基準及會計政策**

未經審核綜合簡明中期賬目乃按照香港會計師公會頒佈之香港會計實務準則(「會計準則」)第25號「中期財務申報」而編製。

本簡明中期賬目應與二零零一／二零零二年之年度財務報表一併閱讀。

4. **税項**

香港利得税乃按照期內估計應課税溢利依税率16%(二零零一：16%)提撥準備。中國企業所得税按適用於有關附屬公司應繳之税率而計算。

於精簡綜合損益表扣除之税項如下：

	截至九月三十日止六個月 二零零二年 千港元	二零零一年 千港元
香港利得税	1,030	1,500
中國企業所得税	216	113
	1,246	1,613

5. **股息**

	截至九月三十日止六個月 二零零二年 千港元	二零零一年 千港元
於二零零二年十一月二十八日擬派二零零二／二零零三年度中期股息每普通股0.015港元(二零零一／二零零二年：0.02港元)	2,382	3,182

於二零零二年十一月二十八日舉行之會議上，董事宣派截至二零零二年九月三十日止六個月中期股息每普通股0.015港元。此項擬派股息並無於簡明中期賬目中列作應付股息，惟將於截至二零零三年三月三十一日止年度列作保留盈利分派。

6. **每股盈利**

每股基本及攤薄盈利是根據集團之股東應佔溢利8,112,000港元(二零零一：重列10,027,000港元)計算。

每股基本盈利是按期內已發行普通股份之加權平均數159,254,463股(二零零一：159,121,600股)計算。每股攤薄盈利根據159,434,078股(二零零一：159,633,028 股)普通股計算，即期內已發行普通股之加權平均股數，加上假設所有未行使之股權皆已行使而被視作以無償發行之普通股之加權平均股數179,615股(二零零一：511,428股)計算。

7. **儲備**

	二零零二年 千港元	二零零一年 千港元
於四月一日如前呈報	250,827	251,257
採用會計準則第34號之影響	(700)	(546)
於四月一日重列	250,127	250,711
換算海外附屬公司及共同控制實體之賬目所引致之兑換損益	(136)	(96)
本期盈利	8,112	10,027
二零零一年末期股息	—	(7,956)
二零零二年末期股息	(1,595)	—
股份溢價因發行股份而增加	133	—
股份溢價因購回股份而減少	(255)	—
	256,386	252,686

如附註1所述，以往沒有為長期服務金所作之撥備，現已作出追溯調整。於二零零二年及二零零一年四月一日之期初儲備分別減少700,000港元及546,000港元，反映當日之累計長期服務金準備。

最佳應用守則

董事認為，除獨立非執行董事之任期並無訂明外，本公司一直遵守香港交易所上市規則附錄14載列之最佳應用守則之規定。

根據本公司組織章程細則規定，獨立非執行董事須於股東週年大會上輪值告退，並可膺選連任。

審核委員會

審核委員會已與管理層審閱本集團採取之會計原則及與董事討論內部控制及財務報告事項包括審閱截至二零零二年九月三十日止六個月未經審核之中期簡明賬目。

購買、出售或贖回本公司之上市證券

截至二零零二年九月三十日止六個月內，本公司於香港聯合交易所有限公司購回合共642,000股本公司每股面值0.10港元之股份，該等股份已全部註銷。購回股份之詳情如下：

交易月份／年份	購回股份數目	每股股份成交價 所付最高價 港元	所付最低價 港元	總額 (包括交易費用開支) 港元
二零零二年八月	522,000	0.54	0.46	261,147.56
二零零二年九月	120,000	0.50	0.42	57,770.89
	642,000			318,918.45

於香港交易所有限公司網頁刊登之年度業績

本集團截至二零零二年九月三十日止六個月之詳情盤業績(包括香港交易所上市規則附錄十六第46(1)至46(6)段規定之全部資料)，將於適當時間在香港交易所有限公司網頁上刊載。

承董事會命
總裁
劉得還

香港，二零零二年十一月二十八日

DAIWA

DAIWA ASSOCIATE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2002

INTERIM RESULTS

On behalf of Daiwa Associate Holdings Limited, I would like to present to shareholders the Group's Interim Report and condensed accounts for the six months ended 30 September 2002. The consolidated results, consolidated cash flow statement and consolidated statement of changes in equity for the Group for the period, and the consolidated balance sheet as at 30 September 2002, all of which are unaudited and condensed, along with selected explanatory notes:

These unaudited interim accounts have been reviewed by the Audit Committee of the Group.

RESULTS AND DIVIDEND

For the reported period, the Group recorded a consolidated net profit after taxation and minority interests of HK$8.1 million (30 September 2001: restated 10 million). Basic earnings per share was HK5.09 cents.

The Board of Directors has recommended an interim dividend of HK1.5 cents per ordinary share payable to shareholders whose names appear on the Register of the Members of the Company on Tuesday, 24 December, 2002.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Friday, 27 December, 2002 to Friday, 3 January 2003, both days inclusive, during which period no transfer of shares can be registered. In order to qualify for the interim dividend, all properly completed transfer forms accompanied by relevant share certificates must be lodged with Abacus Share Registrars Limited, 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 24 December, 2002.

LIQUIDITY AND FINANCIAL RESOURCES

The Group continued to maintain a strong financial position. At 30 September, 2002, the Group's net current assets amounted to approximately HK$143 million (31 March 2002: HK$134 million) and the shareholder's funds were HK$272 million (31 March 2002: HK$266 million).

At 30 September 2002, cash and bank balances were HK$60 million (31 March 2002: HK$60 million) while total bank borrowings were HK$35 million (31 March 2002: HK$20 million). The cash and bank balances, net of bank borrowings were HK$25 million.

At 30 September 2002, total banking facilities of the Group were approximately HK$156 million of which HK$103 million were available to be used. Finance leases obligations outstanding on the same date reduced to HK$0.24 million.

The gearing ratio, which is defined as total borrowings, excluding minority interests and deferred taxation to shareholders' funds was 0.13.

The Group's borrowings are made in Hong Kong dollars and US dollars which are the main currencies in which the Group conducts its business. The Group's assets are financed by shareholders' funds, trade payables and bank borrowings. Trade payables and bank borrowings were mainly payable within one year. The borrowings, cash and cash equivalents were mainly denominated in Hong Kong dollars, US dollars or Renminbi. Since the exchange fluctuation of these currencies was relatively stable, the Group seldom used financial instruments to hedge against the foreign currency liabilities, assets or investments. Instead, the Group monitors the mix of the borrowings and cash and cash equivalents relating to these currencies to minimize the effect of the exchange risk. The Group's borrowings are bearing interest at a floating rates.

At 30 September, 2002, the Group has not pledged any of its assets for securing banking facilities.

BUSINESS REVIEW

Facing the continuous global economic slowdown, business of the Group maintains and is steady. During the period, the turnover of the Group was HK$422.3 million, representing a slight increase of 1.3% when compared with the same period last year.

When compared with the last interim results, although the net profit of the Group had a moderate drop of about 19%, the Group has already had a great improvement when compared with the result of the last second half year. Business turnover has recovered and is gradually improving. As an extension of the deferred contribution of substantial investment in new products and new market development of this year, the temporary negative effect on profit was still affecting the results of the Group but through the precise adjustment of the project budgets, the impact was diminishing.

Manufacturing

Turnover of the Manufacturing sector has increased to HK$203.5 million, representing an increase of 19% over the same period last year (30 September 2001: HK$170 million).

Electronic Components Manufacturing continues to be the major core business and contributor to the Group's profit while the turnover on Consumer Electronics has dropped slightly.

The manufacturing of Glass Diode for Switching Diodes and Zener Diodes increased to 100 million pieces per month. With the vertical integration of manufacturing of diodes, the Group has started to manufacture lead-wire for the diodes which has resulted in substantial cost savings and has placed the product in a good competitive edge. Sales results continue to be satisfactory. New production facilities of Glass Diodes and lead-wire have been invested and the capacity of the diodes will increase to 150 million pieces per month in the next fiscal year.

The Wire and Harness business maintained steady growth. In the reported period, the Group kept continued to be granted safety standard certificates for new products, of which will further enhance the export capabilities of the sector.

With market diversification, the continuous slow economic atmosphere in the US became less of an effect on the Group's consumer electronics business. New models of CD Boomboxes, CD Portable Players and Clock radios which the Group developed last year has become active again. Enquiries from new customers were increasing.

Distribution

Demand for electronic components has increased. Turnover in the Distribution sector of the Group was HK$252 million which was slightly higher than the same period last year (30 September 2001: HK$249 million).

The core distribution of electronic components was steady. The Group has invited new principal suppliers of electronic component to strengthen the product variety of the distribution team. The Group has just entered into a distributorship agreement with ON Semiconductors and Liteon. The Group has also recruited new dedicated sales staff both in Hong Kong and China to explore the opportunities from these new items.

The HUB system of logistic support for China delivery of electronic components for multi-national customers became mature and the demand for sales through this channel was increasing.

PROSPECTS

The strong cash and financial position of the Group maintains good creditability among suppliers both in Manufacturing and Distribution sectors such that the Group can enjoy first tier pricing. The Group will also maintain low bank borrowings in the coming year to maintain the lowest level of bank charges and finance costs.

The Group will further invest in facilities to increase the production capacity of the Glass Diodes and lead-wire for the diode in order for the Group to secure a larger market share and cost reduction.

In the wire and harness manufacturing, the sector receives good responses and enquiries from overseas and the Group expects a steady growth.

The new supply line of electronic components will bring positive results to the Group's business of distributorship.

The Group has been collaborating with multinational electronics clients to establish dedicated Electronics Manufacturing Services (EMS) projects for broadband signal processing components for the infrastructure systems in wired and wireless communication as well as in the automotive markets. These projects will provide continuous revenue and profit growth in the next few years.

EMPLOYEES

At 30 September 2002, the Group employed a total of approximately 3,200 employees of which 120 were Hong Kong based while most of the others were PRC employees.

Sales personnel are remunerated with salary and incentive on the basis of sales target. Non-sales personnel are offered a year-end discretionary bonus which is based on the divisional profit and individual appraisals. The Group also provides a Mandatory Provident Fund and medical benefits to all Hong Kong employees while some Hong Kong employees have an option to join the ORSO provident fund scheme of the Group. During the reported period, no share options have been granted to employees.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 September 2002

	Note	Unaudited Six months ended 30 September 2002 HK$'000	2001 HK$'000 (restated)
Turnover	2	422,345	416,842
Cost of sales		(370,273)	(363,530)
Gross profit		52,072	53,312
Other revenues		1,790	3,464
Selling expenses		(6,664)	(9,716)
Administrative expenses		(35,649)	(32,795)
Operating profit	3	11,549	14,265
Finance costs		(336)	(2,719)
Share of losses of jointly controlled entities		(1,979)	(311)
Profit before taxation		9,234	11,235
Taxation	4	(1,246)	(1,613)
Profit after taxation		7,988	9,622
Minority interests		124	405
Profit attributable to shareholders		8,112	10,027
Interim dividend	5	2,382	3,182
Earnings per share			
— Basic	6	5.09 cents	6.30 cents
— Diluted	6	5.09 cents	6.28 cents

Notes:

1. **Basis of preparation and accounting policies**

These unaudited consolidated condensed accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, Interim Financial Reporting, issued by the Hong Kong Society of Accountants ("HKSA").

These condensed accounts should be read in conjunction with the 2001/2002 annual financial statements.

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31 March 2002 except that the Group has adopted the following SSAPs issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2002:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 25 (revised)	:	Interim financial reporting
SSAP 34	:	Employee benefits

Certain presentational changes have been made upon the adoption of SSAP 1(revised), SSAP 15(revised) and SSAP 25(revised). The comparative figures have been restated and reclassified accordingly.

The adoption of SSAP 11(revised) has no material effect to the Group.

The adoption of SSAP 34 represents a change in accounting policy. Accordingly provision is made for the estimated liability for long service payments that the Group may have to pay to employees on termination of their employment or retirement. In prior periods, no provision was made for the payments. The adjustments on provision of long service payments have been made retrospectively so that the comparatives presented have been restated. Effect of this change is set out in note 7.

2. **Revenues and segment information**

The Group is principally engaged in the design, development, manufacture and distribution of electronic components and consumer electronics.

An analysis of the Group's turnover and contribution to operating profit by *business segments and geographical segments for the period is as follows:*

(a) **Primary reporting format — business segments:**

	Distribution of electronic components Six months ended 30 September 2002 HK$'000	2001 HK$'000	Manufacture of electronic components and consumer electronics Six months ended 30 September 2002 HK$'000	2001 HK$'000	Eliminations Six months ended 30 September 2002 HK$'000	2001 HK$'000	Group Six months ended 30 September 2002 HK$'000	2001 HK$'000
Turnover								
External sales	248,641	246,403	173,704	170,439				
Inter-segment sales	3,447	2,577	29,867	—	(33,314)	(2,577)		
	252,088	248,980	203,571	170,439	(33,314)	(2,577)	422,345	416,842
Segments profits	4,684	4,601	6,865	9,664	—	—	11,549	14,265
Operating profit							11,549	14,265
Finance costs							(336)	(2,719)
Share of profits less losses of jointly controlled entities							(1,979)	(311)
Profit before taxation							9,234	11,235
Taxation							(1,246)	(1,613)
Profit after taxation							7,988	9,622
Minority interests							124	405
Profit attributable *to shareholders*							8,112	10,027

(b) **Secondary reporting format — geographical segments:**

	Turnover Six months ended 30 September 2002 HK$'000	2001 HK$'000
Hong Kong and Mainland China	273,867	260,989
America	75,132	94,249
Europe	30,292	21,768
Other Asian countries	43,254	39,836
	422,345	416,842

No analysis of the contribution to operating profit by geographical segments has been prepared as no contribution to profit from any of the above geographical segments is substantially out of line with the normal ratio of profit to turnover.

3. **Operating profit**

Operating profit is stated after charging and crediting the following:

	Six months ended 30 September 2002 HK$'000	2001 HK$'000
Charging:		
Depreciation of owned fixed assets	4,859	4,694
Amortisation of goodwill	152	500
Crediting:		
Interest income	265	1,627

4. **Taxation**

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits for the period. Mainland China enterprise income tax is calculated at the rates applicable to the respective subsidiaries.

The amount of taxation charged to the consolidated profit and loss account represents:

	Six months ended 30 September 2002 HK$'000	2001 HK$'000
Hong Kong profits tax	1,030	1,500
Mainland China enterprise income tax	216	113
	1,246	1,613

5. **Dividend**

	Six months ended 30 September 2002 HK$'000	2001 HK$'000
2002/2003 Interim, proposed on 28 November 2002, of HK$0.015 (2001/2002: HK$0.02) per ordinary share	2,382	3,182

At a meeting held on 28 November 2002 the directors declared an interim dividend of HK$0.015 per ordinary share for the six months ended 30 September 2002. This proposed dividend is not reflected as a dividend payable in these condensed interim accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 March 2003.

6. **Earnings per share**

The calculation of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of HK$8,112,000 (2001: HK$10,027,000 as restated).

The basic earnings per share is based on the weighted average of 159,254,463 (2001: 159,121,600) ordinary shares in issue during the period. The diluted earnings per share is based on 159,434,078 (2001: 159,633,028) ordinary shares which is the weighted average number of ordinary shares in issue during the period plus the weighted average of 179,615 (2001: 511,428) ordinary shares deemed to be issued at no consideration if all outstanding share options had been exercised.

7. **Reserves**

	2002 HK$'000	2001 HK$'000
At 1 April as previously reported	250,827	251,257
Effect of adopting SSAP 34	(700)	(546)
At 1 April as restated	250,127	250,711
Exchange difference on translation of accounts of overseas subsidiaries and jointly controlled entities	(136)	(96)
Profit for the period	8,112	10,027
Final dividend paid for 2001	—	(7,956)
Final dividend paid for 2002	(1,595)	—
Increase in share premium arising from issue of shares	133	—
Decrease in share premium arising from repurchase of shares	(255)	—
	256,386	252,686

As described in Note 1, provision for long service payments previously not made are provided retrospectively. Opening reserves at 1 April 2002 and 2001 have decreased by HK$700,000 and HK$546,000 respectively which are accumulated provision of long service payments at these dates.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited throughout the six months ended 30 September 2002 except for not specifying the terms of appointment of independent non-executive directors.

According to the bye-laws of the Company, independent non-executive directors are subject to retirement by rotation and re-election at the annual general meeting.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim condensed accounts for the six months ended 30 September 2002 with the directors.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 September 2002, the Company purchased a total of 642,000 shares of HK$0.10 each of the Company on The Stock Exchange of Hong Kong Limited, all of which shares were cancelled. Particulars of the shares repurchased are as follows:

Trading Month/Year	Number of shares repurchased	Price per share Highest price paid HK$	Lowest price paid HK$	Total cost (including expenses) HK$
August 2002	522,000	0.54	0.46	261,147.56
September 2002	120,000	0.50	0.42	57,770.89
	642,000			318,918.45

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE OF HONG KONG LIMITED'S WEBSITE

A detailed results announcement of the Group for the six months ended 30 September 2002 containing all information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules of The Stock Exchange of Hong Kong Limited will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

By Order of the Board
LAU Tak Wan
President

Hong Kong, 28 November 2002